[Letterhead of Baidu.com, Inc.]
November 19, 2007
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Office of Computers and Online Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Baidu.com, Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2006 filed on May 30, 2007 (File No. 000-51469) (the “2007 Form 20-F”)
Dear Ms. Collins and Ms. Akst,
     This letter sets forth the Company’s response to the comments contained in the letter dated November 14, 2007 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2007 Form 20-F. The comments are repeated below and followed by the response thereto.
Results of Operations, page 76
1.	Please refer to prior comments 1 and 2. We note that you have decided not to disclose the quantitative amounts of paid clicks and price per click as management does not consider either of these items to be key performance indictors in connection with the fact that (in certain situations) these two factors may not fairly and accurately reflect the trend of the Company’s online marketing revenue. We note, however, your disclosures on page 63 that one of the most significant factors that directly or indirectly affect your online marketing revenues is the rate at which users click on paid search results. In addition, we note your disclosure on page 77 of your Form 20-F that states “the increase in the average revenue per customer was primarily attributable to the increase in the number of clicks, and the higher price per click.” Since you have identified these metrics as important indicators of financial performance, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results and would be material information to investors. Further, it appears that a discussion of how the changes in the number of clicks and price per click may affect each other as well as the total marketing revenues (as indicated in your response) would be important to an understanding of the Company’s overall operating performance. We refer you to SEC Release 33-8350 (the “Release”), Sections III.B.1 and 3 which note that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please indicate to the staff how you intend to comply with the Release. In addition, we note your reference to the Company’s comparables in the U.S., stating that they have not disclosed quantified amounts in their respective filings. The Staff notes, however, that such companies have provided similar information in their filings with respect to the percentage increase or decreases in paid clicks on a year-over-year or quarter-over-quarter basis.
     The Company respectively advises the Staff that it has considered SEC Release 33-8350 and continues to believe the number of online marketing customers and per customer spendings are the two key non-financial performance indicators and key variables which are necessary for an understanding and evaluation of the Company. Nevertheless, in response to the Staff’s comment, the Company plans to disclose the percentage increase or decrease in paid clicks in its future annual reports on Form 20-F.
Consolidated Statements of Income, page F-4
2.	We note your response to our prior comment 4 where you indicate that in future filings, the Company will disclose earnings per share for two classes of ordinary shares. Please ensure that you also intend to include the computations for each class of common stock pursuant to paragraph 40 of SFAS 128 in your future Forms 20-F.
     The Company confirms that it intends to include the computations for each class of its ordinary shares pursuant to paragraph 40 of SFAS 128 in its future annual reports on Form 20-F.
3.	Clarify whether the Class B common shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B common stock. Notwithstanding the likelihood of that occurring, tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class. Considering the fact that your Class B common shareholders have 10 votes for each share as opposed to 1 vote a share for your Class A common shareholders, please ensure that your response addresses any “safeguards” that may be built into your Certificate of Incorporation, as well as Cayman Island law, which precludes your Board of Directors from declaring unequal per share dividends on each class of common stock.
     The Company respectfully advises the Staff that under Cayman Islands law the two classes of ordinary shares will rank pari passu in all respect, unless: (i) before the issuances of two classes of ordinary shares, the differences between two classes of ordinary shares are specifically provided either in the memorandum and articles of association of a company or in the board resolutions approving their initial issuances; or (ii) after the issuances of two classes of ordinary shares, specific differences between the two classes of ordinary shares are created in accordance with the variation of rights provisions set forth in the company’s memorandum and articles of association.
     The Company’s Class A and Class B ordinary shares were first created in its memorandum and articles of association adopted on May 30, 2005 (the “Pre-IPO M&A”). In the Pre-IPO M&A, the only differences between the Class A and Class B ordinary shares are voting rights and conversion rights, pursuant to which each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to 10 votes, and Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time but not vice versa. No other differences between the Class A and Class B ordinary shares are specifically provided in the Pre-IPO M&A. Moreover, no differences between the two classes of ordinary shares were created in board resolutions approving the initial creation of two classes of ordinary shares. Therefore, except for the voting and conversion rights, Class A ordinary shares and Class B ordinary shares rank pari passu in all respects, including in dividend rights, in accordance with the Cayman Islands law and the Pre-IPO M&A.
     Under Cayman Islands law, after the initial issuances of the Class A and Class B ordinary shares, the only way to create additional differences between the two classes of ordinary shares is through the variation of rights provisions of the Company’s then effective memorandum and articles of association. Accordingly, if the board of directors of the Company were to declare a higher per share dividend on Class B ordinary shares than on Class A ordinary shares, it would result in a variation of rights attached to Class A ordinary shares and the board must comply with Article 14 (Variation of Rights of Shares) of the Company’s currently effective memorandum and articles of association (the “Current M&A”). Under Article 14, before any different dividend could be paid, such variation would have to be approved by written consent of holders of at least a majority of the Class A ordinary shares or by a special resolution passed at a duly convened general meeting of holders of Class A ordinary shares. Such special resolution requires the affirmative votes of no less than two thirds of the votes of Class A ordinary shares cast at the meeting. In other words, Article 14 effectively ensures that no variation of the dividend rights can be made unless such variation is approved by holders of the class of ordinary shares that could be negatively affected by the variation.
     For the reasons discussed above, the Company believes that there are sufficient safeguards under Cayman law and in the Current M&A to preclude its board of directors from declaring unequal per share dividends on its Class A and Class B ordinary shares.
     As the dividend rights attached to Class A ordinary shares and Class B ordinary shares have been identical since the two classes of ordinary shares were first created in May 2005, the Company believes that, pursuant to the consensus reached on Issue 3 of EITF 03-6, the undistributed earnings have been allocated between the Class A and Class B ordinary shares based on the assumption that all of the earnings for the period are distributed based on the nondiscretionary dividend rights in computing EPS for each class.
Other
4.	As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In response to the Staff’s comment, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments regarding the 2007 Form 20-F, please contact the undersigned at (8610) 8260-7020 or the Company’s U.S. counsel, Latham & Watkins LLP, attention: Julie Gao (852) 2912-2535 or John Huber (202) 627-2242. Thank you.
Very truly yours,

/s/ Shawn Wang
Chief Financial Officer
cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc.
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
John J. Huber, Esq., Latham & Watkins LLP, Washington D.C.
Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing

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